UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta licenses EnlistTM events”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Syngenta Media contact:		Syngenta Analyst/Investor contact:

Media Office		Leandro Conti		Jennifer Gough
Schwarzwaldallee 215		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
CH-4002 Basel		media.relations@syngenta.com		USA	+1 202 737 6521
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart
www.syngenta.com		USA	+1 202 737 8913

Dow AgroSciences		Dow AgroSciences Media contact:

9330 Zionsville Road		Kenda Resler Friend
Indianapolis, IN 46268		317-337-4743
http://www.dowagro.com		kresler@dow.com

MS Technologies TM
www.mstechseed.com

Basel, Switzerland, August 7, 2017

Syngenta licenses Enlist™ events

•	Non-exclusive licenses include Enlist E3™ event and Conkesta E3™ stacked trait in soybeans and Enlist Event in corn

•	Enables Syngenta to offer growers more choice with greater trait and genetic diversity

Syngenta announced today that it has entered into non-exclusive licensing agreements with Dow AgroSciences LLC and M.S. Technologies, L.L.C. for the Enlist E3 Event in soybeans in the United States, Canada and Latin America, and the Conkesta Enlist E3 stack in soybeans in Latin America, with options for global rights for both. Syngenta has also entered into a non-exclusive licensing agreement with Dow AgroSciences for global rights for the Enlist event in corn. Terms of the agreement have not been disclosed.

“We will now have the opportunity to incorporate these traits into our genetics to provide growers additional seed and trait options with greater genetic diversity,” said Jeff Rowe, Syngenta president of Global Seeds and North America, “This is another step in delivering on our commitment to enhance our seed offering and ensure continued choice for growers.”

“The Enlist System of novel traits and advanced herbicides along with Conkesta, represents the most complete and effective line of weed and insect control. We are pleased to license these innovative technologies, aligning to our strategy of ensuring broad availability to farmers across the Americas who need this technology to continue advancing their productivity,” said Joe Vertin, global business leader, Enlist Weed Control System, Dow AgroSciences.

"We at MS TechnologiesTM are extremely pleased that Syngenta has chosen to license Enlist E3 soybeans and Conkesta E3 soybeans," says Joe Merschman, president of MS Technologies. "Having Syngenta on board will allow us to work jointly to deliver high-yielding elite soybean genetics and exceptional weed control to even more soybean growers."

Syngenta, Dow and MS Technologies – August 7, 2017 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta and www.twitter.com/SyngentaUS.

About Dow AgroSciences

Dow AgroSciences discovers, develops, and brings to market crop protection and plant biotechnology solutions for the growing world. Based in Indianapolis, Indiana, USA, Dow AgroSciences is a wholly owned subsidiary of The Dow Chemical Company and had annual global sales of $6.2 billion in 2016. Learn more at www.dowagro.com. Follow Dow AgroSciences on Facebook, Twitter, LinkedIn, and Google+, or subscribe to our News Release RSS Feed.

About MS Technologiestm

MS Technologiestm LLC is a leading trait, technology and soybean genetics provider. MS Technologiestm features a portfolio of in-house traits, as well as wide access to other traits and technologies through collaborative agreements with other parties. For more information on MS Technologiestm, visit our website at www.mstechseed.com.

Disclaimer

This press release is not an offer to purchase or a solicitation of an offer to sell any securities.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Enlist E3 and Conkesta E3 were jointly developed with Dow AgroSciences LLC and MS Technologies LLC.

Enlist E3 and Conkesta E3 are trademarks of Dow AgroSciences LLC.

©2017 Syngenta. The Syngenta logo is a trademark of a Syngenta Group Company.

Syngenta, Dow and MS Technologies – August 7, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 7, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs